Exhibit 99.1

Lithium Americas Publishes 2021 ESG-S Report

July 19, 2022 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") today published its 2021 Environment, Social, Governance and Safety (ESG-S) Report (the "Report"). The Report themed Enabling Transition, reaffirms the Company's commitment to responsible development and production, as well as highlights the Company's ESG-S practices and overall progress made over the past two years (reporting period of January 1, 2020 to December 31, 2021).

"One of the greatest global transitions is underway - the shift to a clean energy economy - and lithium is essential to this transition," commented Jonathan Evans, President and CEO of Lithium Americas. "Lithium Americas is uniquely positioned to enable a North American-based lithium supply chain. Over the last two years, every aspect of our business has been growing and transitioning to ready ourselves to be one of the safest, most environmentally responsible and inclusive lithium operators."

2021 ESG-S REPORT HIGHLIGHTS:

  Achieved our target of zero harm, zero fatalities and zero recordable work-related injuries in 2020 and 2021.

  In 2021, we had zero percent employee turnover and increased gender diversity on our Board and executive leadership team.

  Thacker Pass is actively participating in the locally based Negotiating Work Group, which is dedicated to developing agreements to guide the construction and operation of Thacker Pass, with a focus on identifying solutions that protect the safety and well-being of community members.

  52 training sessions in construction skills, heavy equipment operator and cultural monitoring for archeological mitigation work delivered to members of the Fort McDermitt Paiute and Shoshone Tribe. In Spring 2022, 11 Tribe members participated in their first monitoring activities.

  Thacker Pass received its Record of Decision (ROD) from the US Bureau of Land Management following the completion of the National Environmental Policy Act (NEPA) process, as well as all key state environmental permits from the Nevada Division of Environmental Protection.

  In September 2021, Lithium Americas was approved as an IRMA (Initiative for Responsible Mining Assurance) Pending Member, which means that the Company commits to have Thacker Pass audited against the new draft IRMA Ready Standard for exploration and development within 12 months of its availability for application.

Lithium Americas' approach to safe and responsible development and shared value is driven by our commitment to be a steward of the environment, a community partner, an employer of choice and a company to be proud of.

The Report has been prepared with reference to the 2021 Global Reporting Initiative (GRI) Standards, built upon a robust materiality assessment and disclosure of the management approach to our material topics. The scope of the Report includes the activities and interests of Lithium Americas and our wholly-owned Thacker Pass project. The Caucharí-Olaroz project is not included in the scope of this report, however, contextual information is shared on its construction stage. For further information on Caucharí-Olaroz, please refer to the Minera Exar GRI 2021 Sustainability Report available at www.lithiumamericas.com/esg. The Company's 100% owned Pastos Grandes project was acquired in early 2022 and is outside the reporting period of this Report. The Report can be downloaded from www.lithiumamericas.com/esg.

ABOUT LITHIUM AMERICAS
Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: +1-778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: plans to optimize the development of the Pastos Grandes project; expected plans to expand and develop the Company’s production profile in Salta, Argentina; the expected benefits from collaboration under the Collaboration Agreement, including sustainable and efficient development of the Pastos Grandes project, and the extent of such collaboration by the parties; continued community and government support for the project, and for any proposals made by Arena and the Company pursuant to the Collaboration Agreement; and the extent of information to be shared under the Collaboration Agreement.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company's current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, the following: successful development of the Company's projects, including the Thacker Pass project, and timing thereof; maintaining existing permits and receiving additional permits as needed; continuing government, community and tribal support for the Thacker Pass project; current technological trends; availability of technology, including low carbon energy sources, on acceptable terms to advance the sustainability goals and priorities set out in this report; the ability to fund, advance and complete development of the Company's projects and commence production, including costs, timing thereof; constructive relationships between the Company and its various stakeholders; the ability to operate in a safe and effective manner; impacts of climate change on the Company and its projects; environmental compliance costs; adverse weather conditions and natural disasters; ability to maintain necessary permits or approvals in Argentina and the United States; the stability and support of legislative, regulatory and locals communities in the jurisdictions where the Company operates; demand and pricing for lithium and other commodities generally; the impact of increasing competition in the lithium business, including the Company's competitive position in the industry; inflationary pressures and their impact on technology required to meet our goals and objects; ability to attract and retain skilled talent in a competitive hiring environment; and the accuracy of estimates of mineral resources (including in relation to comparables), and the ability to convert mineral resources into mineral reserves. Additional risks, assumptions and other factors are set out in the Company's latest annual information form and management discussion analysis, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.